New Found Gold Commences 2026 Queensway Drill Program;

Announces K2 Zone Infill Results

Vancouver, BC, January 21, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the 2026 drill program is underway at its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada and reports further results from 2025 infill drilling at the K2 zone ("K2") in the AFZ Core.

Highlights include:

  5.22 g/t Au1 over 14.90 m2 from 58.45 m (NFGC-25-2547)
  3.42 g/t Au over 19.85 m from 100.80 m (NFGC-25-2555)
  5.29 g/t Au over 11.85 m from 34.00 m (NFGC-25-2535)
  2.75 g/t Au over 20.60 m from 108.90 m (NFGC-25-2504)
  8.51 g/t Au over 6.65 m from 125.45 m (NFGC-25-2555)
  1.71 g/t Au over 30.90 m from 116.25 m (NFGC-25-2547)
  2.29 g/t Au over 21.65 m from 113.80 m (NFGC-25-2556)
  18.9 g/t Au over 2.40 m from 79.90 m (NFGC-25-2509)
  2.10 g/t Au over 12.00 m from 23.50 m (NFGC-25-2596)
  11.5 g/t Au over 2.05 m from 120.90 m (NFGC-25-2596)
  1.47 g/t Au over 11.55 m from 26.30 m (NFGC-25-2544)

Melissa Render, President of New Found Gold stated: "Following a successful 2025 program, we have recommenced drilling at Queensway with four rigs currently active. The 2026 program is continuing resource conversion drilling at AFZ Core to support the mine plan laid out in our 2025 preliminary economic assessment, as well as advancing key exploration targets."

"The K2 infill drill results reported in this release demonstrate consistent and continuous gold mineralization, with results closely aligning with the initial mineral resource block model. We continue to intersect gold mineralization in multiple areas beyond the initial mineral resource block model; discovery of these additional mineralized zones highlights the potential for resource growth within the immediate AFZ Core area," continued Ms. Render.

2026 Queensway Drill Program and Exploration Update

Following a brief hiatus, diamond drilling has resumed with four rigs currently active and focused on infill, exploration and condemnation. Initial infill drilling includes preliminary economic assessment ("PEA")3 Phase 2 open pit resource conversion in K2 and the Cokes zone, with the objective of converting inferred resources to indicated. Exploration drilling in 2026 is commencing with step-out drilling on the recently acquired Bullseye mineral license ("Bullseye") north of AFZ Core. Drilling at Bullseye is targeting a 500 m long corridor along the highly prospective Appleton Fault Zone ("AFZ") that has previously seen limited drill testing.

___________________________

1 g/t Au= grams of gold per tonne

2 m = metres

3 See the New Found Gold new release dated July 21, 2025

In addition to drilling, regional exploration is underway, with field teams advancing both regional-scale and targeted soil sampling programs. The results of this work will assist in generating new trenching and drill targets for advancement later in 2026 and beyond.

K2 Infill Summary and Results

K2 is a gold-mineralized zone comprised of multiple structures and crosscutting vein orientations currently defined by a mineralized footprint measuring approximately 490 m in length by 395 m in width. Gold mineralization begins at surface and has been defined by drilling to a maximum vertical depth of 250 m, where it remains open to depth (Figures 1 to 3). The majority of the gold at K2 is hosted within the K2 main structure ("K2MS"), a gold-bearing, low-angle fault zone dipping 30-40° to the south-southeast. This structure shares a similar dip to the Keats West zone and has a strike orientation comparable to the Keats-Baseline Fault Zone.

Within the broader mineralized system at K2, multiple high-grade gold domains occur alongside areas of mineralization distributed over broad thicknesses, typically concentrated near structural intersections or zones of structural complexity.

Initial 2025 K2 infill results were released on November 19, 2025. The results presented in this release include additional infill drilling within the Phase 1 open pit at K2, with some holes extending into the Phase 2 open pit, as outlined in the Company's PEA on the AFZ Core (see the New Found Gold news release dated July 21 2025; Figures 1 to 3). In total, this release reports the results of 4,025 m of drilling across 34 diamond drill holes ("DDH") at K2 completed in H2/25 as part of the AFZ Core infill program. Drill highlights, along with detailed results for all 34 DDH, are provided in Tables 1 to 3 below. Results from a further 1,632 m of 2025 K2 infill drilling are pending and will be reported once received.

The 2025 K2 infill drilling was designed to strengthen confidence within the Phase 1 PEA open pit by upgrading mineral resources from the inferred to the indicated category. Drilling at K2 has recommenced in Q1/26, with ongoing infill work in 2026 focused on resource conversion for the Phase 2 open pit.

Infill drilling results received to date continue to demonstrate consistent and continuous gold mineralization at K2, with results closely aligning with the existing mineral resource estimate ("MRE") block model, including:

  5.22 g/t Au over 14.90 m from 58.45 m (NFGC-25-2547)
  5.29 g/t Au over 11.85 m from 34.00 m (NFGC-25-2535)
  2.75 g/t Au over 20.60 m from 108.90 m (NFGC-25-2504)
  18.9 g/t Au over 2.40 m from 79.90 m (NFGC-25-2509)
  2.10 g/t Au over 12.10 m from 23.50 m (NFGC-25-2596)
  11.5 g/t Au over 2.05 m from 120.90 m (NFGC-25-2596)
  1.47 g/t Au over 11.55 m from 26.30 m (NFGC-25-2544)

As with the previously released 2025 results, drilling intersected gold mineralization in multiple areas beyond the current MRE block model and PEA open pit shell. Notable examples from this release include:

  3.42 g/t Au over 19.85 m from 100.80 m and 8.51 g/t Au over 6.65 m from 125.45 m (NFGC-25-2555)
  2.29 g/t Au over 21.65 m from 113.80 m (NFGC-25-2556)
  1.71 g/t Au over 30.90 m from 116.25 m (NFGC-25-2547)

These additional mineralized zones highlight the potential for further resource growth within the AFZ Core area and will be evaluated for inclusion in the next mineral resource update.

Figure 1: Plan view map of the AFZ Core with location of K2 zone.

Figure 2: Plan view map of the K2 zone.

Figure 3: Cross-section of the K2 PEA Phase 2 open pit (looking west, +/- 25m).

2025 Queensway Drill Program Summary

The 2025 Queensway drill program included 74,377 m of drilling in 614 diamond drill holes ("DDH"), with approximately 75% of the drilling focused on the AFZ Core area to support advancement of the Phase 1 mine plan as outlined in the Company's preliminary economic assessment ("PEA") and 25% focused on exploration targets such as the Dropkick zone ("Dropkick"). AFZ Core drilling included Phase 1 infill, with the objective of converting inferred resources to the indicated category, condemnation, detailed 5 x 5 m spaced grade control in limited areas of the Keats and Iceberg excavations, along with geotechnical and monitoring well drilling.

To date, approximately 50% of the results from 2025 drilling remain outstanding, including Keats and Iceberg grade-control results, Phase 1 open pit infill at Keats, Iceberg, and Keats West, and step-out and infill drilling at Dropkick. In addition, channel sampling results from the Lotto excavation are pending. These results will be reported once available.

Looking Ahead

Initial 2026 infill drilling is planned to first target PEA Phase 2 open pit resource conversion, transitioning later in the year to PEA Phase 3 underground resource conversion. Drilling at K2 in 2026 is planned to focus on converting PEA Phase 2 open pit inferred resources to indicated and advancing drilling on PEA underground mining panels.

Grade-control drilling that began in 2025 is planned to resume at the Iceberg excavation in Q2/26. A program of 5 x 5 m spaced drill holes over limited near-surface areas was completed at the Keats excavation and started at the Iceberg excavation in 2025. In 2026, the Company plans to complete the initial grade-control drilling at the Iceberg excavation, conduct grade-control drilling at the Lotto excavation and potentially expand the grade-control drilling at the Keats and Iceberg excavations. The objective of this work is to improve confidence in the distribution of gold mineralization and support mine planning as outlined for the PEA Phase 1 open pits. Other pre-development drilling planned for 2026 includes Phase 2 geotechnical and limited condemnation drilling.

Exploration drilling will focus on AFZ Core resource expansion including an initial grid-based program targeting the prospective corridor adjacent to the AFZ at Bullseye, continued step-outs at Dropkick, and targeted segments of the AFZ at AFZ Peripheral. A regional drilling program testing advanced targets at Queensway South is in the planning phase and expected to commence in H2/26.

Table 1: Drill Result Highlights.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2504	108.90	129.50	20.60	2.75	70-95	K2
Including	109.60	110.00	0.40	14.14	70-95
Including	111.30	111.85	0.55	13.71	70-95
NFGC-25-2509	79.90	82.30	2.40	18.86	Unknown	K2
Including	80.85	81.65	0.80	54.99	Unknown
NFGC-25-2535	34.00	45.85	11.85	5.29	70-95	K2
Including	45.25	45.85	0.60	81.86	70-95
NFGC-25-2544	26.30	37.85	11.55	1.47	70-95	K2
NFGC-25-2547	58.45	73.35	14.90	5.22	70-95	K2
Including	60.65	62.45	1.80	25.57	70-95
And	116.25	147.15	30.90	1.71	70-95
NFGC-25-2555	100.80	120.65	19.85	3.42	70-95	K2
Including	110.75	111.50	0.75	14.10	Unknown
And	125.45	132.10	6.65	8.51	70-95
Including	127.40	128.90	1.50	27.01	70-95
NFGC-25-2556	113.80	135.45	21.65	2.29	70-95	K2
Including	133.40	134.10	0.70	18.66	Unknown
NFGC-25-2584	31.00	47.05	16.05	1.14	50-80	K2
NFGC-25-2596	23.50	35.60	12.10	2.10	50-80	K2
Including	34.60	35.60	1.00	15.23	50-80
And	120.90	122.95	2.05	11.53	70-95
Including	121.85	122.20	0.35	67.35	70-95

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all drill holes reported in this release are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this news release for K2.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2471	20.00	22.55	2.55	1.36	45-75	K2
NFGC-25-2485	62.25	65.00	2.75	8.62	40-70	K2
Including	62.25	62.60	0.35	67.04	40-70
And	66.20	69.00	2.80	1.02	40-70
NFGC-25-2487	33.35	35.90	2.55	1.31	65-95	K2
And	194.80	197.20	2.40	1.81	Unknown
NFGC-25-2496	No Significant Values					K2
NFGC-25-2498	4.45	13.00	8.55	1.12	Unknown	K2
And	122.55	129.60	7.05	2.42	70-95
Including	127.90	128.35	0.45	11.09	70-95
And	150.00	153.75	3.75	6.68	70-95
Including	151.10	151.95	0.85	24.12	70-95
NFGC-25-2504	9.50	12.25	2.75	1.21	Unknown	K2
And	15.40	17.60	2.20	1.12	Unknown
And	73.40	76.15	2.75	1.01	Unknown
And	108.90	129.50	20.60	2.75	70-95
Including	109.60	110.00	0.40	14.14	70-95
Including	111.30	111.85	0.55	13.71	70-95
NFGC-25-2509	37.65	40.00	2.35	1.77	20-50	K2
And	68.65	71.70	3.05	1.27	Unknown
And	79.90	82.30	2.40	18.86	Unknown
Including	80.85	81.65	0.80	54.99	Unknown
And	115.55	121.00	5.45	2.88	70-95
NFGC-25-2515	No Significant Values					K2
NFGC-25-2520	77.45	80.00	2.55	2.16	35-65	K2
NFGC-25-2524	No Significant Values					K2
NFGC-25-2529	No Significant Values					K2
NFGC-25-2531	No Significant Values					K2
NFGC-25-2533	No Significant Values					K2
NFGC-25-2535	23.30	26.00	2.70	1.55	70-95	K2
Including	24.10	24.40	0.30	11.57	70-95
And	34.00	45.85	11.85	5.29	70-95
Including	45.25	45.85	0.60	81.86	70-95
And	53.90	56.65	2.75	1.51	70-95
NFGC-25-2538	31.70	33.70	2.00	1.10	25-55	K2
NFGC-25-2539	24.85	31.40	6.55	2.25	55-85	K2
And	63.00	67.00	4.00	1.09	70-95
NFGC-25-2540	30.10	32.65	2.55	1.14	35-65	K2
And	87.20	89.35	2.15	2.07	25-55
And	101.00	103.00	2.00	1.23	Unknown
NFGC-25-2541	65.00	67.60	2.60	1.14	70-95	K2
And	73.50	76.45	2.95	3.82	70-95
Including	75.80	76.45	0.65	10.60	70-95
NFGC-25-2543	23.00	30.05	7.05	3.49	60-90	K2
Including	24.40	25.00	0.60	16.86	60-90
And	35.60	38.00	2.40	1.62	Unknown
And	44.20	46.55	2.35	1.40	Unknown

NFGC-25-2544	18.90	22.20	3.30	1.14	70-95	K2
And	26.30	37.85	11.55	1.47	70-95
NFGC-25-2546	No Significant Values					K2
NFGC-25-2547	33.75	36.00	2.25	3.66	Unknown	K2
Including	33.75	34.50	0.75	10.95	Unknown
And	58.45	73.35	14.90	5.22	70-95
Including	60.65	62.45	1.80	25.57	70-95
And	98.55	105.45	6.90	1.11	65-95
And	116.25	147.15	30.90	1.71	70-95
And	159.30	162.00	2.70	1.07	70-95
And	170.95	173.65	2.70	3.85	Unknown
Including	172.65	173.65	1.00	10.22	Unknown
NFGC-25-2549	29.40	32.05	2.65	1.90	Unknown	K2
And	47.20	49.30	2.10	1.21	70-95
NFGC-25-2552	89.00	91.10	2.10	1.09	70-95	K2
And	128.25	130.30	2.05	1.81	70-95
NFGC-25-2555	22.15	31.00	8.85	2.64	55-85	K2
And	40.80	48.10	7.30	1.48	70-95
And	55.00	57.80	2.80	1.69	70-95
And	73.50	75.80	2.30	1.60	70-95
And	100.80	120.65	19.85	3.42	70-95
Including	110.75	111.50	0.75	14.10	Unknown
And	125.45	132.10	6.65	8.51	70-95
Including	127.40	128.90	1.50	27.01	70-95
NFGC-25-2556	113.80	135.45	21.65	2.29	70-95	K2
Including	133.40	134.10	0.70	18.66	Unknown
NFGC-25-2561	No Significant Values					K2
NFGC-25-2572	76.90	84.00	7.10	1.95	70-95	K2
And	101.35	103.60	2.25	1.13	60-90
And	134.05	136.35	2.30	1.19	65-95
NFGC-25-2579	No Significant Values					K2
NFGC-25-2584	24.00	26.00	2.00	1.58	50-80	K2
And	31.00	47.05	16.05	1.14	50-80
NFGC-25-2587	21.90	24.15	2.25	8.50	70-95	K2
Including	22.70	23.55	0.85	14.22	70-95
And	36.40	42.30	5.90	2.04	70-95
And	51.40	54.85	3.45	1.97	70-95
And	71.70	74.00	2.30	7.40	70-95
Including	72.45	73.20	0.75	22.53	70-95
And	93.10	95.50	2.40	3.53	70-95
And	102.65	105.35	2.70	3.85	70-95
Including	103.80	104.25	0.45	20.29	70-95
NFGC-25-2588	37.75	40.45	2.70	2.59	70-95	K2
Including	38.35	38.80	0.45	12.79	70-95
NFGC-25-2590	21.70	24.40	2.70	1.36	50-80	K2
And	33.35	37.30	3.95	3.43	50-80
And	97.70	99.80	2.10	5.70	45-75
Including	98.10	98.90	0.80	14.49	45-75
And	149.45	152.05	2.60	1.31	50-80
NFGC-25-2596	23.50	35.60	12.10	2.10	50-80	K2

Including	34.60	35.60	1.00	15.23	50-80
And	75.80	78.15	2.35	1.76	Unknown
And	85.75	88.85	3.10	3.04	Unknown
And	104.75	107.60	2.85	1.57	25-55
And	120.90	122.95	2.05	11.53	70-95
Including	121.85	122.20	0.35	67.35	70-95

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole Number	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2428	311	-69	176	658,992	5,429,822	K2
NFGC-25-2471	86	-68	146	658,933	5,429,699	K2
NFGC-25-2485	84	-62.5	83	658,958	5,429,693	K2
NFGC-25-2487	56	-56.5	203	658,891	5,429,646	K2
NFGC-25-2496	250	-45	38	658,904	5,429,749	K2
NFGC-25-2498	335	-63	179	658,906	5,429,750	K2
NFGC-25-2504	11	-49	170	658,853	5,429,751	K2
NFGC-25-2509	27	-63	167	658,864	5,429,770	K2
NFGC-25-2515	248	-71	89	658,958	5,429,694	K2
NFGC-25-2520	134	-57	104	658,957	5,429,693	K2
NFGC-25-2524	190	-52	83	658,958	5,429,693	K2
NFGC-25-2529	93	-62.5	101	658,951	5,429,680	K2
NFGC-25-2531	142	-63	68	659,136	5,430,036	K2
NFGC-25-2533	93	-73	149	658,951	5,429,680	K2
NFGC-25-2535	50	-70	74	659,104	5,429,987	K2
NFGC-25-2538	130	-45	80	658,951	5,429,679	K2
NFGC-25-2539	59	-66	83	659,078	5,429,966	K2
NFGC-25-2540	152	-53.5	110	658,950	5,429,679	K2
NFGC-25-2541	45	-80	86	659,068	5,429,933	K2
NFGC-25-2543	102	-65	101	659,050	5,429,922	K2
NFGC-25-2544	218	-45	68	658,950	5,429,680	K2
NFGC-25-2546	247	-81	77	658,926	5,429,706	K2
NFGC-25-2547	275	-52	194	659,043	5,429,913	K2
NFGC-25-2549	280	-45	71	658,926	5,429,706	K2
NFGC-25-2552	344	-69	149	658,870	5,429,746	K2
NFGC-25-2555	325	-67	170	659,044	5,429,913	K2
NFGC-25-2556	346	-57.5	146	658,870	5,429,746	K2
NFGC-25-2561	18	-70	128	658,870	5,429,746	K2
NFGC-25-2572	86	-75	188	659,002	5,429,887	K2
NFGC-25-2579	265	-54	92	658,926	5,429,767	K2
NFGC-25-2584	240	-45	47	658,867	5,429,836	K2
NFGC-25-2587	51	-49	149	659,030	5,429,928	K2
NFGC-25-2588	320	-55	80	658,907	5,429,920	K2
NFGC-25-2590	125	-58.5	167	659,020	5,430,000	K2
NFGC-25-2596	145	-57.5	185	659,020	5,430,000	K2

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and owns the Hammerdown and Pine Cove Operations and the Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing Queensway to production and bringing the Hammerdown Operation into steady-state gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

New Found Gold has a new board of directors and management team and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

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Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the current drill program at Queensway in Newfoundland and Labrador, Canada, and the timing, results and interpretation and use of the drill results; futhereof; andograms and the timing and focus thereof; the excavation program and the timing and results thereof; future exploration and the objectives and timing thereof, including future drilling and excavation; exploration, drilling and mineralization at Queensway; the extent of mineralization; the potential conversion of inferred resources to indicated; the potential resource expansion; a mineral resource update and the timing thereof; and the focus on growth and value creation. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.